Exhibit 99.2

Federal Signal Q4 2009 Earnings Call Bill Osborne & Bill Barker February 23, 2010

2 Headlines Reported Q4 EPS, Con't Ops = $0.18 vs. $0.06 in 2008 Overhead Costs Reduced $30 Million in 2009 Strong Cash Flow from Operations for the year $58 million vs. $(7 million) in 2008 Primary Working Capital Reduced $28 million Net Debt Reduced $65 Million in 2009 Over $160 million of global liquidity available at year-end Double-Digit Q4 Operating Margins in Safety & Security and Fire Rescue Groups

3 Q4 Income Comparison

4 Q4 Results

5 FY Income Comparison

6 Cash Flow Summary

7 Balance Sheet

Federal Signal Q4 2009 Earnings Call Bill Osborne & Bill Barker February 23, 2009

Federal Signal Q4 2009 Earnings Call







Bill Osborne & Bill Barker

February 23, 2010

Headlines

- Reported Q4 EPS, Con't Ops = $0.18 vs. $0.06 in 2008
- Overhead Costs Reduced $30 Million in 2009
- Strong Cash Flow from Operations for the year
  - $58 million vs. $(7 million) in 2008
  - Primary Working Capital Reduced $28 million
- Net Debt Reduced $65 Million in 2009
  - Over $160 million of global liquidity available at year-end
- Double-Digit Q4 Operating Margins in Safety & Security and Fire Rescue Groups

Q4 Income Comparison

($ Millions)	Q4			
	2009		2008	
Net Sales	$	206.3	$	231.9
Variable Costs		130.0		146.5
Fixed Mfg OH		22.0		20.7
Gross Margin	**$**	**54.4**	**$**	**64.6**
Operating Expenses		40.6		52.5
Operating Income	**$**	**13.8**	**$**	**12.1**
Interest Expense		2.7		2.6
Effective Tax Rate		*26.3%*		*(225.0%)*
EPS, Cont Ops	**$**	**0.18**	**$**	**0.06**

Q4 Results

($ Millions)	Q4 2009	Q4 2008	% B/(W) vs 2008
SSG			
Orders	72.3	79.9	(9.5%)
Sales	78.6	88.8	(11.5%)
Op Income	8.8	11.6	(24.1%)
OI Margin	11.2%	13.1%	
Bronto			
Orders	28.4	26.7	6.4%
Sales	58.6	53.0	10.6%
Op Income	9.6	5.8	65.5%
OI Margin	16.4%	10.9%	
ESG			
Orders	73.5	87.0	(15.5%)
Sales	69.1	90.1	(23.3%)
Op Income	3.0	5.2	(42.3%)
OI Margin	4.3%	5.8%	
Corp Exp	(7.6)	(10.5)	27.6%
Total FSS			
Orders	174.2	193.6	(10.0%)
Sales	206.3	231.9	(11.0%)
Op Income	13.8	12.1	14.0%
OI Margin	6.7%	5.2%	

FY Income Comparison

($ Millions)	FY 2009		FY 2008	
Net Sales	$	752.5	$	879.0
Variable Costs		475.2		554.7
Fixed Mfg OH		83.7		88.9
Gross Margin	**$**	**193.6**	**$**	**235.4**
Operating Expenses		160.6		185.6
Operating Income	**$**	**33.0**	**$**	**49.8**
Interest Expense		11.4		15.3
Effective Tax Rate		*20.6%*		*(31.4%)*
EPS, Cont Ops	**$**	**0.36**	**$**	**0.57**

Cash Flow Summary

($ Millions)	FY 2009 ACT	FY 2008 ACT
Operating Cash Flow:		
Income from Continuing Ops	17.7	27.2
(Gain)/Loss on JV	(1.2)	13.0
Deprec & Amort	15.3	14.9
Pension	(1.0)	(11.5)
Primary Working Capital	27.8	(43.2)
Other	(0.3)	(7.8)
Subtotal Operating Cash Flow	**$ 58.3**	**$ (7.4)**
Capital Expenditures	(14.6)	(28.0)
Asset Sales / Divestitures	4.0	38.0
Acquisitions	(13.5)	-
Dividends	(11.7)	(11.5)
Stock Buybacks	-	(6.0)
Other	11.0	(10.6)
Net Cash Flow before Financing	**$ 33.5**	**$ (25.5)**
Cash Flow from Disc Ops	**41.9**	**56.5**

Balance Sheet

($ Millions)	December 2009	December 2008
Cash	$ 21.1	$ 33.4
Other Current Assets	258.3	288.7
PP&E, net	65.5	62.5
Goodwill & Other	391.5	387.1
Manufacturing Assets Subtotal	**$ 736.4**	**$ 771.7**
Net Assets of Disc Ops	8.5	67.3
Net Assets	**$ 744.9**	**$ 839.0**
Current Liabilities (excl. debt)	$ 124.5	$ 136.4
Total Debt	201.6	278.9
Deferred Taxes & Other	76.0	97.5
Net Liabilities of Disc Ops	14.1	39.1
Equity	328.7	287.1
Liabilities & Equity	**$ 744.9**	**$ 839.0**
Debt / Capital	***38%***	***49%***
Net Debt / Capital	***35%***	***46%***

Federal Signal Q4 2009 Earnings Call







Bill Osborne & Bill Barker

February 23, 2009